AR/S

TBC CORPORATION

2002 Annual Report

0-11579

P.E.
12/31/02








Tire Kingdom stores
Big O Tires stores
Distribution centers
Carroll Tire Regional Wholesale Centers

Company Locations

At the end of 2002, the Company's retail operations included 222 company-operated Tire Kingdom retail centers in 8 states and 536 tire and service centers franchised by Big O Tires in 21 states. The combined 758 retail locations represented a 72-store increase during 2002. To serve its retail systems and wholesale customers, the Company has distribution centers strategically located across the United States.

Who We Are

TBC Corporation is the nation's largest vertically integrated marketer of tires for the automotive replacement tire market. The Company's retail operations include company-operated retail centers under the Tire Kingdom brand and franchised retail stores under the Big O Tires brand. TBC markets on a wholesale basis to regional tire chains and distributors serving independent tire dealers throughout the United States and in Canada and Mexico. Through its Carroll Tire wholesale distribution centers, the Company also markets directly to independent tire dealers in the eastern and southeastern United States. TBC's five proprietary brands of private label tires, which include Multi-Mile, Cordovan, Sigma, Vanderbilt and Big O, are produced by nationally recognized manufacturers and have a reputation for quality, safety and value.

The Company's successful execution of its unique marketing strategy has produced unit sales growth that has consistently outpaced that of the automotive replacement tire industry. In 2002, TBC posted double-digit gains in revenues and earnings while implementing initiatives in its wholesale and retail channels that should enable the Company to continue its aggressive growth well into the future.

Retail Operations

TIRE KINGDOM

BIG O TIRES

Wholesale Operations

TBC PRIVATE BRANDS

Carroll Tire Company



Financial Highlights


$646
$743
$903
$1,009
$1,110
'98
'99
'00
'01
'02

Net Sales
(in millions)


$17
$18
$19
$21
$27
'98
'99
'00
'01
'02

Net Income
(in millions)


$.75
$.85
$.88
$.98
$1.25
'98
'99
'00
'01
'02

Diluted EPS
(in dollars)


$41
$45
$53
$60
$65
'98
'99
'00
'01
'02

EBITDA
(in millions)

(in thousands, except per share amounts)	**2002**	2001	2000	1999	1998
Net Sales	**$1,109,663**	$1,009,278	$902,740	$743,050	$646,135
Net Income	**27,382**	21,010	18,724	17,939	16,894
Diluted Earnings Per Share	**1.25**	0.98	0.88	0.85	0.75
EBITDA	**65,032**	60,145	53,456	44,674	40,926
Assets	**473,871**	462,960	451,567	348,683	333,790
Long-Term Debt	**79,700**	101,000	113,531	47,000	59,653
Stockholders' Equity	**223,120**	194,319	174,052	156,382	138,431
Book Value Per Share	**10.48**	9.25	8.31	7.38	6.54

To Our Stockholders:

TBC's solid financial and operational performance in 2002 once again illustrates the ability of the Company's management team and unique business model to deliver outstanding results in a challenging economic environment. Our net sales for the year totaled $1.1 billion. This 10 percent increase over last year's record revenues resulted primarily from the Company's retail expansion in 2002, as well as a 4.8 percent overall growth in comparable store sales. Net income grew to $27.4 million, more than 30 percent greater than in 2001 (17 percent after adjusting 2001 for the effects of FASB Statement No. 142), yielding earnings per diluted share of $1.25. In addition, our strong emphasis on managing working capital and the balance sheet in 2002 pushed cash from operations to a record level of more than $45 million.

These record results become more striking when viewed against the backdrop of the past year's struggling economy that continued to be weak as we entered 2003. Consumers, nervous about economic uncertainties, accounting scandals and international threats, were reluctant to make major purchases in 2002. In addition, many of the tires that would have been replaced in 2002 had been prematurely replaced in the massive tire manufacturer recalls of the prior two years. These factors were instrumental in creating a softness in demand and slight decline in unit sales for the automotive tire replacement industry overall. This industry trend was repudiated by TBC's same store sales, which tracked higher in 2002. *We firmly believe that TBC's ability to thrive in the face of economic and industrywide weakness was due to the successful* execution of our unique marketing strategy.

TBC's Unique Multi-Channel Marketing Strategy

TBC is the only fully integrated tire marketer in the United States. We don't manufacture tires, but have nationally recognized manufacturers that design unique treads and sidewalls for our proprietary lines of tires. Wholesale marketing and distribution are handled by our Private Brands Division, as well as our subsidiary, Carroll Tire Company. TBC's Private Brands Division markets our tire lines to large multi-store tire retailers as well as regional distributors that serve independent tire dealers across the country. It distributes these tires through two master mixing distribution centers, with delivery in full truckload quantities within a few days of a customer's order. Carroll Tire Company serves as one of the Private Brands Division's regional distributors, operating 24 wholesale centers in the eastern and southeastern United States. TBC's exclusive brands and efficient distribution system create a strong and growing bond with independent tire dealers nationwide.

TBC's approach to retail is two-pronged. Tire Kingdom is our chain of over 220 Company-operated retail locations with an extremely strong presence in the southeastern United States. Tire Kingdom's extensive product selection



Lawrence C. Day, President and CEO (seated)
Thomas W. Garvey, Executive Vice President and CFO

TBC's solid financial and operational performance in 2002 once again illustrates the ability of the Company's management team and unique business model to deliver outstanding results.

includes the Company's own Sigma line of automotive and light truck tires as well as major brand tires. Big O Tires, Inc. is our franchising arm, with over 535 stores located predominately in the West and Midwest. Big O franchised dealers are renowned for providing superior value and service and are the exclusive retailers of the Company's own Big O brand of tires.

This integration of multiple marketing concepts and distribution channels produces very high volumes and provides TBC with the ability to strongly influence marketing, quality, distribution and customer service. This in turn yields tremendous purchasing power, greater operating efficiencies and stronger margins.

Retail Expansion and Internal Growth

In 2002, our retail business contributed significantly to TBC's ability to outperform the overall tire industry. Comparable store sales were up in both our Tire Kingdom and Big O chains. Retail profits increased primarily because of the continued shift toward a more favorable product mix and greater revenue from higher margin mechanical services.

Acquisitions also played a major part in the success of our retail operations. We maintain a disciplined acquisition strategy that seeks out reputable, established locations that can provide additional private brand tire sales potential and, if possible, a geographical fit with our existing retail and wholesale operations. Adherence to this policy typically results in an acquisition that is accretive to earnings by the end of the first year.

TBC expanded its retail operations by a net total of 72 stores during 2002, of which 19 were from acquisitions. We ended 2002 with 758 stores in our Tire Kingdom and Big O systems which, combined, makes us the largest independent retail tire operation in North America. We expect that as our new stores mature, their increasing profitability will more than offset the costs of future new store development and result in greater bottom-line growth for TBC.

Purchasing Power and Sourcing Strength

With its roots in the wholesale tire business, TBC has developed long-term supply relationships with many quality manufacturers. These relationships give TBC access to state-of-the art manufacturing technology, and TBC in turn provides the suppliers with high volumes for improved factory efficiencies. The large volumes provide TBC with enormous purchasing power that allows us to receive volume pricing from our manufacturing partners. We have used this sourcing strength to leverage our retail tire business, and leverage gives us the ability to offer the finest quality tires with the widest range of sizes and styles at price-points that are very attractive to retail customers. At the same time, it affords excellent margins for regional distributors, independent tire retailers, franchised dealers and our company-operated stores.

New Product Introductions

Major changes continue to occur in the automotive industry. With the proliferation of new types of vehicles, from small high performance sport sedans to the largest SUV's, comes the need for the specialized high-tech tires that support them. High performance tires are now standard equipment on many of the top selling passenger vehicles in America and also represent one of the fastest growing segments of the replacement market, as consumers seek to optimize the ride and handling of their late model vehicles. TBC's continued success requires us to keep ahead of the curve regarding such changes. In 2002, we made several new product introductions, including tires in all five of our proprietary brands for the next generation of sport utility vehicles, as well as redesigned lines of all-terrain light truck tires for optimal work and on/off road performance. All of these new products have been well received by consumers and we anticipate robust sales to continue. In addition, Carroll Tire, Tire Kingdom and Big O added several more major brands to their product mix, further enhancing the selection for wholesale and retail customers alike.

In 2003, we will be introducing our new "power lines" of tires. Marketed through all of our private brands, the power lines will offer a greater variety of performance applications to address the growing need for high performance tires for the majority of late-model vehicles on the road today. The power line concept will enable us to consolidate many of our current product offerings and will benefit distributors and dealers by allowing them to simplify their inventory requirements. The power lines to be introduced in 2003 are the Big O Euro Tour, Multi-Mile Grand Tour, Cordovan Tour Plus, Vanderbilt Touring, Grand Spirit Touring and Sigma Regent Touring. We are committed to such new product introductions, in our continuing effort to stay ahead of the competition and provide our customers with the style, quality and variety of tires they desire.

Management Strength

A strategy is only as good as its execution, and we are proud of the execution by our TBC management team in 2002. The ability of our team is evident in TBC's financial strength, embodied in its robust working capital and relatively low debt to capital ratio; in its successful integration of acquisitions; and ultimately, in its continuing financial growth. These attributes were recognized in the December 19, 2002 issue of Forbes Magazine, which listed TBC in the Forbes Platinum 400. The list consisted of 400 large companies with the best aggregate scores for both long- and short-term financial returns, plus other performance and valuation measures.

The determination of our management team and the dedication of all of our associates gives us great confidence that we will achieve our 2003 objectives for continued store expansion, comparable store increases, higher margins and a larger share of the overall tire replacement market. There is nothing on the horizon that will replace the need for tires. Today, there are more vehicles on the road than ever and the average age and annual mileage of those vehicles are both increasing. This leads to only one conclusion—the market for replacement tires will continue to grow, and consumers will look for the highest quality tires at an outstanding value. That's what we do at TBC and we've done it for years. By the continued execution of our marketing strategy, we plan to stay well ahead of the curve with an eye on excellent returns for TBC's Stockholders.

Sincerely,

Lawrence C. Day
President and Chief Executive Officer

Thomas W. Garvey
Executive Vice President and Chief Financial Officer

TIRE KINGDOM


TIRE KINGDOM







By any measure, 2002 was an exceptional year for Tire Kingdom. We expanded our store count and geographic reach as we grew sales and profits. At the same time, we've made the decisions and taken the steps necessary to continue this growth in 2003 and beyond.

Orland Wolford, President & CEO, Tire Kingdom

Tire Kingdom, the largest tire retailer in the Southeastern United States, drove growth aggressively in 2002 by adding 40 stores, bringing the total to 222. Almost half of these new stores were through acquisitions. Expansion through both internal store development and acquisition has been Tire Kingdom's focus since its own acquisition by TBC in June 2000. The success of this strategy is reflected in our excellent 2002 results, as revenues and profits advanced strongly during the year. We also experienced an increase in same-store sales, which in the face of an industry decline indicates the broad public appeal of Tire Kingdom's locations, products and service.

During 2002, we made several decisions to further prepare Tire Kingdom for continued, and perhaps accelerated, growth in the years to come. One of those decisions was to expand a management and information technology infrastructure that should support our growth strategy well into the future. With the foundation laid and these expenditures behind us, Tire Kingdom has the capability, with only minor personnel additions, to support a significantly greater number of stores. This will add efficiency to our planned internal store growth and enable acquired stores to become accretive in a shorter time frame. At present, we plan to add more than 30 new stores in 2003 through internal initiatives and also expect continued expansion from acquisitions.

Tire Kingdom has always taken pride in the extensive product selection offered to customers. We expanded our product offerings even further in 2002, with the addition of another major brand to our product lineup. Tire Kingdom customers now have an even wider selection of nationally advertised tire brands from which to choose, in addition to the Company's own Sigma brand.

A growing part of our revenue comes from automotive services and in 2002 these services represented more than 34 percent of Tire Kingdom's total sales. We are taking a very aggressive approach to this high margin business by expanding services and providing additional training for sales and service personnel throughout our market area. The automotive service component of our business should experience continued growth in 2003 and we expect it to stabilize at about 40 percent of sales within a few years.

In 2002, we introduced the high performance shop concept into our Fort Lauderdale/Miami and Jacksonville, Florida, markets. These stores, targeted toward consumers who want to add custom features to their late model cars, were a success virtually from day one. We plan to expand this concept to other selected markets over time.

By any measure, 2002 was an exceptional year for Tire Kingdom. We expanded our store count and geographic reach as we grew sales and profits. At the same time, we've made the decisions and taken the steps necessary to continue this growth in 2003 and beyond.





BIG O TIRES®





> The Big O value proposition dramatically reduces a motorist's per mile tire expense because it takes into consideration nearly everything that might create additional cost during the life of the tire. Once consumers understand the Big O value proposition, they become loyal customers.
>
> **John Adams, President, Big O Tires**

Big O Tires is TBC's franchising arm, specializing in retail tire/automotive repair stores. Our franchisees are dedicated entrepreneurs who take a strong interest in their business because they are the owners and operators. Having a "CEO" in every store alone can drive business.

At the end of 2002, Big O had 536 stores operating in 21 states across the country, 32 more than at the end of 2001. As is normally the case in a weak economy, the conditions that prevailed in 2002 were beneficial to Big O's franchising operations. Many well-qualified and experienced individuals came to the conclusion that they would be better off working for themselves than someone else and were attracted to the features of a Big O franchise. The strong growth in new store openings helped drive Big O revenues to record highs. Also spurring Big O's sales growth was the solid increase in comparable store sales, despite the softness in demand for the replacement tire industry overall.

Consumers are increasingly asking for a wide product selection, and the increase in same-store sales can be attributed in part to the growing product assortment at Big O stores. Toward that end, we redesigned our Big O brand Big Foot All Terrain tire and added a new sport utility vehicle tire line to the Big O product mix. The product mix offered by the franchised dealers often includes major brands in addition to the Big O brand. In 2002, we added several major brands to our own product offerings, allowing our franchisees to purchase from fewer sources and providing a tighter bond between Big O and the franchisees. Our emphasis is, and will continue to be, the Big O brand. However, the ability to offer multiple brands helps our dealers appeal to those consumers who may be looking for a major brand tire as well as those that are familiar with the Big O value proposition.

The Big O value proposition dramatically reduces a motorist's per mile tire expense because it takes into consideration nearly everything that might create additional cost during the life of the tire. In addition to free mounting, balancing and valve stems, our value proposition includes free flat repair and, most importantly, a lifetime non-prorated warranty covering workmanship, material and road hazards. Once consumers understand the Big O value proposition, they become loyal customers. It's a major reason why Big O has been rated #1 by consumers three times, in annual surveys by J.D. Power and Associates.

We believe that 2003 will be another outstanding year for Big O. We plan to add at least 25 new stores, and we are enhancing sales of our Big O brand with new concepts including fleet sales to government agencies and large businesses. We plan to introduce a new "power line" of tires through the Big O Euro Tour line in 2003, to help meet the growing need for high performance tires for everyday passenger vehicles and at the same time allow dealers to consolidate and simplify their inventory requirements. Franchisee training via the Internet will also be initiated in 2003, as Big O expands its training capabilities across our rapidly growing store network to the advantage of franchisees, and their customers.




Light Truck/
Sport Utility



The focus of TBC's Private Brands Division is to lead the industry in the introduction of innovative new products and provide our customers with private label tire programs that will boost their sales and margins.

Ken Dick, President, TBC Private Brands Division

The tire industry is changing rapidly with the introduction of new types of vehicles by auto manufacturers. The sedate family sedan is being replaced by stylish new models that are expected to do much more than just ferry the kids to a soccer game. Luxury cars are giving way to luxury sport utility vehicles and performance is no longer the exclusive purview of the sports car. Rapidly expanding along with the vehicle population are the requirements for the tires they ride on...different performance ratings, multiple sizes, increased safety and attractive, modern tread designs.

The focus of TBC's Private Brands Division, therefore, is to lead the industry in the introduction of innovative new products that fill this growing need, and provide our customers with private label tire programs that will boost their sales and margins.

In 2002, we accomplished much of what we set out to do when the year began. Even though unit demand for the replacement tire industry as a whole was soft, TBC's Private Brands Division was able to post modest growth. We bolstered each of our four main brand lines, including a new series of tires for the next generation of sport utility vehicles. Debuting initially under the Multi-Mile brand, new SUV lines have since been added for the Sigma, Cordovan and Vanderbilt brands. The new lines have been well received by distributors, retailers and consumers alike. In addition, our Vanderbilt line, which TBC acquired in 2001, was given a thorough overhaul during the year, and now features the most modern tread designs and several new sizes.

Through our four principal brand lines, the Private Brands Division offers our multi-store retail customers and regional distributors exclusive territories and products with a reputation for quality, safety and value. Beyond this, we can normally ship within one or two days of a customer's order. By increasing the average weight loaded on outbound trucks in 2002, we were able to increase the efficiency of our operations and improve our fill rates. In addition, we significantly improved inventory turnover while maintaining our high service levels. All this resulted in a solid increase in operating profits during 2002.

In 2003, our greatest emphasis will be on new product introductions, which will be spearheaded by TBC's new "power line" concept. This concept will be carried through the Multi-Mile, Cordovan, Sigma and Vanderbilt brands as an answer to the proliferation of passenger vehicles requiring high performance tires. Such tires are currently being manufactured specifically for these vehicles and private label offerings are few. The power lines will enable us to offer greatly simplified programs to independent dealers to help them sell into this rapidly expanding market.





Carroll Tire Company



Carroll Tire continues to be aggressive in the pursuit of methods to enhance its distribution system and further improve customer relationships. In the distribution business, accuracy and speed of delivery are essential and Carroll Tire has always made that a priority.

Bill Baker, President, Carroll Tire Company

During 2002, Carroll Tire Company operated 24 wholesale tire distribution centers in the eastern and southeastern United States, from New Hampshire to Florida. We serve more than 7,500 independent dealers and are a regional distributor for TBC's Private Brands Division, wholesaling its Multi-Mile, Sigma, Cordovan and Vanderbilt brands. In addition to these proprietary brands, we added another nationally advertised brand to our product assortment in 2002. That decision helped us expand our customer base of independent dealers who welcome the chance to obtain a variety of major brand tires and TBC's excellent private label brands all from one wholesale distributor. Providing one-stop-shopping is just another example of the high level of customer awareness that distinguishes Carroll Tire in the industry. To our benefit, the pull-through effect created by offering nationally advertised brands results in increased sales of TBC's private brand lines and had a decidedly positive effect on top line growth in 2002.

Carroll Tire continues to be aggressive in the pursuit of methods to enhance its distribution system and further improve customer relationships. In the distribution business, accuracy and speed of delivery are essential and Carroll Tire has always made that a priority. The new locations that we opened in Virginia and Maryland during 2001 widened our geographical coverage and greatly enhanced our ability to serve independent tire dealers. All three are performing well, as expected, and we have two additional distribution centers on the drawing board for 2003. In addition, we plan to open a number of new satellite facilities that will enable us to serve those retailers located beyond the typical reach of our existing centers. Such satellite facilities will be able to use the customer support and operational infrastructure that is in place at the nearest Carroll Tire distribution center, and save the cost of duplicating those functions.

Carroll Tire's excellent wholesale distribution system could be applied anywhere in the nation. We believe that as our industry continues to consolidate, expansion opportunities outside our current market area may appear from time to time. When they do, Carroll Tire will have full capability to quickly respond.

In 2003, Carroll Tire will continue to look at ways to improve our customer relationships. In the wholesale environment, it is as important to build our customer's business as it is to build our own business with new dealers. We believe that the new private brand product introductions by TBC in 2003, particularly the power line concept, will help us to do both. These new proprietary products, combined with well-known advertised brands and Carroll Tire's excellent wholesale distribution system, gives us great confidence in our ability to outperform the competition in the year ahead.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

2002 Compared to 2001:

The Company has two operating segments: retail and wholesale. The retail segment includes the franchised retail tire business conducted by Big O Tires, Inc., as well as the operation of retail tire and service centers by Tire Kingdom, Inc. The wholesale segment markets and distributes the Company's proprietary brands of tires, as well as other tires and related products, on a wholesale basis to distributors who resell to or operate independent tire dealers.

Net sales for 2002 increased 9.9% from the 2001 level, due principally to the combined effects of a 5.4% gain in total unit tire volume, a 2.7% increase in the average tire sales price and greater service revenues in Company-operated retail tire outlets. In comparison, unit tire shipments for the U.S. replacement tire industry as a whole declined approximately 0.3% during 2002 (based on preliminary data). The percentage of total Company sales attributable to tires was 85% in 2002 compared to 86% in 2001. Net sales by the Company's retail segment increased 14.8% compared to the 2001 level, including a 7.7% increase in unit tire volume, a 2.6% increase in the average retail tire sales price and the previously-mentioned increase in service revenues. Sales by the retail segment were favorably affected by an increase in the number of Company-operated and franchised stores in the Company's retail systems. At the end of 2002, the Company had a total of 758 stores in its two retail systems compared to 686 stores at December 31, 2001. Net sales by the wholesale segment increased 6.1% over the 2001 level, due principally to a 4.4% increase in unit tire sales and a 2.4% increase in average tire sales prices.

Gross profit as a percentage of net sales increased from 26.3% in 2001 to 27.2% in 2002. The improved overall gross profit percentage was largely due to the increased contribution from the retail segment. In addition, the Company's increased overall unit volume led to greater purchasing leverage with suppliers and a resulting improvement in net purchase prices. Gross margin percentages on sales by the Company's retail segment increased to 42.5% in 2002 from 41.7% in 2001, while wholesale margins were 14.1% in 2002 compared to 14.0% in 2001.

Distribution expenses as a percentage of net sales decreased from 5.0% in 2001 to 4.8% in 2002. Increases in total sales helped to leverage the Company's warehousing and product delivery costs, since many of them, such as rent, do not vary in relation to sales.

Selling, administrative and retail store expenses increased $27.7 million in 2002 compared to 2001, due principally to a greater number of company-operated retail stores. Expenses for such retail stores include payroll, operating and service-related costs, in addition to certain other selling and administrative expenses. Expenses in 2001 included amortization of goodwill and trademarks of $2.8 million. No amortization of such assets was recorded in 2002, under the provisions of Statement of Financial Accounting Standards No. 142 (SFAS No. 142), which was adopted by the Company on January 1, 2002 (see Note 1 to the consolidated financial statements). Expenses in 2001 also included $720,000 related to the writeoff of a prepaid pension asset. Excluding the impact of the amortization and pension charge in the prior year and the expenses associated with the new stores, selling, administrative and retail store expenses increased only 4.5% in 2002 compared to the 2001 level, while net sales (excluding the new stores) increased 5.7%.

Net interest expense decreased $2.5 million in 2002 compared to 2001 level, due principally to the combined effects of lower overall borrowing rates and lower average borrowings. The Company's average borrowing rate in 2002 was approximately 16% lower than in 2001, which was a reflection of lower market interest rates as well as efforts by the Company to better manage receivables, inventories and other key components of working capital and thereby minimize interest rate spreads under its borrowing agreements. Average borrowings declined 12% from the 2001 level, principally as a result of cash generated from operations and the above-mentioned management efforts which allowed the Company to reduce its debt to banks and other lenders. Net interest expense in 2001 included interest income of $606,000 related to refunds on amended tax returns filed in prior years.

Net other income in 2002 was $557,000 less than in 2001, due primarily to a decline in interest and service charge income from customers as well as a decrease in the Company's equity in operating results from joint ventures.

The Company's effective tax rate was 37.3% in 2002 compared to 39.9% in 2001. The lower effective rate in 2002 was due to reduced provisions for state income taxes as well as the impact of SFAS No. 142, since the majority of goodwill amortized in prior years was not deductible for tax purposes.

Earnings per diluted share were $1.25 in 2002 and $0.98 in 2001. Earnings per diluted share in 2001 included a charge of $0.02 as a result of the previously-noted writeoff of a prepaid pension asset and a credit of $0.02 related to interest on prior year amended tax returns, in addition to the approximate $0.12 charge related to the amortization of goodwill and certain other intangible assets prior to the adoption of SFAS No. 142. Excluding the effects of these items, earnings in 2001 would have been approximately $1.10 per diluted share.

2001 Compared to 2000:

As a result of the Company's acquisition of Tire Kingdom, Inc. ("Tire Kingdom") in June 2000 (see Note 3 to the consolidated financial statements), there were a number of significant changes in income statement items between the years 2001 and 2000, since results in 2000 only included Tire Kingdom for the seven months following the acquisition.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

Net sales for 2001 increased 11.8% from the 2000 level, due principally to the combined effects of a 6.1% increase in the average tire sales price and a 0.9% gain in unit tire volume. The increased unit tire volume was due principally to the inclusion of tire units sold by Tire Kingdom during all of 2001. The increase in the average tire sales price was due to the increased proportion of sales attributable to retail, as well as the effect of industry price increases during 2001. Net sales also benefited from the inclusion of revenue from mechanical and maintenance services performed by Tire Kingdom's retail stores during the entire year of 2001. The revenue from such services, which is included in non-tire sales, caused the percentage of total sales attributable to tires to shift from 89% in 2000 to 86% in 2001. Excluding the impact of Tire Kingdom, unit tire volume declined 7.2% compared to the 2000 level, while the average tire sales price increased 4.1%. The decline in unit tire volume after excluding Tire Kingdom was largely reflective of a fluctuation in industry demand from year to year. Demand in 2000 was greater than normal, due to certain recalls within the industry and because of strong purchasing activity in the fourth quarter in advance of announced industry price increases effective January 1, 2001. Industry demand in 2001 was affected somewhat by the overall general economic slowdown during the last half of the year.

Gross profit as a percentage of net sales increased from 22.0% in 2000 to 26.3% in 2001, due primarily to the significantly increased proportion of sales attributable to the retail segment. Gross margin percentages on sales by the Company's retail segment increased from 36.1% in 2000 to 41.7% in 2001, due principally to the inclusion of Tire Kingdom for the full year in 2001. Wholesale margins were relatively unchanged, at 14.0% in 2001 compared to 14.3% in 2000.

Distribution expenses as a percentage of net sales decreased from 5.4% in 2000 to 5.0% in 2001, due largely to the inclusion of Tire Kingdom for the entire year in 2001. As an operator of retail stores, Tire Kingdom generally experiences lower warehousing and product delivery costs as a percentage of its sales than the Company experiences on sales to its other customers. The Company also benefited in 2001 from improved operating efficiencies by its wholesale segment, which led to reduced warehousing and product delivery expenses as a percentage of sales.

Selling, administrative and retail store expenses increased $62.0 million in 2001 compared to 2000, due principally to the inclusion of Tire Kingdom's expenses for the full year of 2001 and to a greater number of retail stores in operation. In addition, an increase in market development expenses and store conversion costs in conjunction with the expansion of the Company's franchised retail system caused expenses in 2001 to be greater than in 2000. Expenses for the retail segment, particularly those associated with the operation of the Company's own retail stores, are substantially higher as a percentage of sales than for the wholesale segment. Expenses of a non-recurring nature included a charge of $720,000 in 2001 related to the writeoff of a prepaid pension asset and a charge of approximately $1.2 million in 2000 related to certain severance and management restructuring.

Net interest expense in 2001 declined $203,000 from the 2000 level and included lower average borrowing rates and higher average borrowing levels. In addition, the net expense in 2001 included interest income of $606,000 related to refunds on amended tax returns filed in prior years. The higher average borrowings during 2001 were principally associated with the borrowings made to fund the Tire Kingdom acquisition in June 2000. The structure of the Company's borrowing agreements was changed as a result of the acquisition to include somewhat higher interest rate spreads based upon the Company's leverage ratio. This change led to a 4.2% decline in total average borrowing rates in 2001, even though market interest rates experienced a much sharper decrease compared to 2000.

Net other income in 2001 was $503,000 greater than in 2000, due in part to improved results from real estate transactions associated with franchised store development and to increased interest and service charge income from customers.

The Company's effective tax rate was relatively unchanged, at 39.9% in 2001 compared to 39.7% in 2000.

Earnings per diluted share in 2001 totaled $0.98 and included a charge of $0.02 as a result of the previously-noted writeoff of a prepaid pension asset and a credit of $0.02 related to interest on prior year amended tax returns. Earnings per diluted share in 2000 totaled $0.88 and included a net charge of $0.04 as a result of the previously-noted management restructuring expenses. Excluding the effects of these items, earnings were $0.98 (as reported) in 2001 compared to $0.92 per diluted share in 2000.

Liquidity and Capital Resources

The Company had working capital of $166.6 million at December 31, 2002, relatively unchanged from $167.2 million at the end of 2001. The Company's current ratio was 2.10 at the end of both 2002 and 2001.

In January 2001, the Company entered into a borrowing agreement with a group of 11 banks which included an $80 million, three-year revolving loan facility and an $80 million, five-year term loan. At December 31, 2002, $35.0 million was borrowed under the bank revolving loan facility and $63 million was outstanding under the bank term loan. The Company's long-term debt at the end of 2002 also included $34.0 million in Senior Notes. Of the total $132.0 million borrowed at December 31, 2002 under these credit arrangements, $53.5 million was classified as current on the Company's balance sheet and the remaining $78.5 million was considered noncurrent. The Company is subject to certain financial covenants and other restrictions under its agreements with the respective lenders (see Note 4 to the consolidated financial statements). The Company was in compliance with all of its borrowing covenants as of December 31, 2002 and for the year then ended. The current revolving loan facility is scheduled to expire in January 2004. The Company began discussions with lenders in early 2003 to restructure its borrowing agreements, to provide financial resources to help meet the Company's capital needs as it plans for continued future growth.

Cash generated by operations, together with the available credit arrangements, enabled the Company to fund capital expenditures totaling $15.2 million in 2002, as well as the purchase of the net assets of certain retail tire stores for $11.2 million. Additionally, the Company was able to reduce its total funded debt by a total of $19.7 million during 2002 and fund repurchases of common stock totaling $3.1 million. As of December 31, 2002, the Company had an unused authorization from the Board of Directors for the repurchase of 1,199,000 additional shares of common stock.

Capital expenditures in 2002 and 2001 were primarily for equipment and tire molds. The Company had no material commitments for capital expenditures at the end of 2002. The Company expects to fund 2003 day-to-day operating expenses and normally recurring capital expenditures out of operating funds and its present financial resources. The Company believes that the combination of its bank borrowing facilities and expected funds from operations will be sufficient to operate on both a short-term and long-term basis.

In 2002, management's strong emphasis on managing working capital and the balance sheet resulted in cash from operations of over $45 million. Accounts receivable and inventory turnover both improved significantly in 2002 compared to the 2001 rates. The Company was able to reduce its investment in franchise stores under development (included in other current assets on the balance sheet) by $4.6 million compared to the December 31, 2001 level. The balance in other noncurrent assets was also significantly reduced, primarily as a result of collections of noncurrent notes receivable.

The Company expects its future growth to include additional strategic acquisitions such as the June 2000 acquisition of Tire Kingdom. It is likely that at least one such acquisition will be made in 2003. Significant future acquisitions could require additional capital resources and would involve new or amended credit facilities. See "Forward-Looking Statements and Risks" below, which identifies certain risks associated with the Company's acquisition strategy, as well as many of the other factors which influence the Company's operating results, its future growth potential and the industry in which it operates.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as certain financial statement disclosures. Actual results could differ from those estimates. Significant accounting policies employed by the Company, including the use of estimates and assumptions, are presented in the Notes to Consolidated Financial Statements. Management bases its estimates on its historical experience, together with other relevant factors, in order to form the basis for making judgements, which will affect the carrying values of assets and liabilities. On an ongoing basis, management evaluates its estimates and makes revisions as deemed necessary. The following areas are considered to be of critical importance:

Inventories—Inventories, consisting of tires and other automotive products held for resale, are valued at the lower of cost or market. Certain inventories are valued using the last in-first out method.

Revenue recognition—Sales are recognized upon shipment of products. Estimated costs of returns, allowances and customer rebates are accrued at the time products are shipped.

Franchise fees—Each Big O franchisee is required to pay an initial franchise fee as well as monthly royalty fees of 2% of gross sales. Initial franchise fees are deferred and recognized when all material services or conditions relating to the sale or transfer of the franchise have been substantially completed.

Retirement plan obligations—The values of certain assets and liabilities associated with the Company's retirement plan obligations are determined on an actuarial basis and include estimates and assumptions such as the expected return on plan assets and discount rates. Discount rates are determined based on rates of high quality, fixed income investments. Actual changes in the fair market value of plan assets, differences between the actual return and the expected return on plan assets and changes in the discount rate affect the amount of the pension expense recognized.

Long-lived assets—The Company periodically reviews the recoverability of its long-lived assets. If facts or circumstances support the possibility of impairment, the Company will prepare a projection of the undiscounted future cash flows of the specific assets and determine if the assigned value is recoverable or if an adjustment to the carrying value of the assets is necessary. There were no facts or circumstances which indicated an impairment of recorded assets as of December 31, 2002 or 2001.

Goodwill, trademarks and other intangible assets—Goodwill represents the excess of cost over the fair value of identifiable net assets acquired. Under the provisions of SFAS No. 142, goodwill and other indefinite-lived intangible assets ceased the amortization of goodwill effective January 1, 2002, with charges being recorded only if impairment is found to exist. At least annually, the Company compares the carrying values of its "reporting units" to their fair value, with a reporting unit being defined as an operating segment or one level below a segment if discrete financial information is prepared and reviewed regularly by management. If the carrying value of a reporting unit exceeds its fair value, an impairment loss is required to be recognized. No impairment to the recorded value of Company's indefinite-lived assets was found to exist as a result of the required testing.

Warranty costs—The costs of anticipated adjustments for workmanship and materials that are the responsibility of the Company are estimated and charged against earnings currently. Reserves for future warranty claims and service are included in liabilities in the balance sheets.

Impact of Recently Issued Accounting Standards

In June 2001, Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" was issued, effective for financial statements for fiscal years beginning after June 15, 2002. SFAS 143 requires entities to establish liabilities for legal obligations associated with the retirement of tangible long-lived assets. The Company will adopt this statement in 2003 as required, but does not expect it to have a material impact on its financial statements.

In October 2001, Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" was issued, effective for years beginning after December 15, 2001. SFAS No. 144 superseded SFAS 121 and addresses financial accounting and reporting for long-lived assets to be held and used, and of long-lived assets and components of an entity to be disposed of. The Company adopted this statement on January 1, 2002, as required, and it did not have a material effect on its financial statements.

In April 2002, Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." was issued. SFAS No. 145 rescinded three previously-issued statements and amended SFAS No. 13, "Accounting for Leases." The statement provides reporting standards for debt extinguishments and provides accounting standards for certain lease modifications that have economic effects similar to sale-leaseback transactions. The statement was effective for certain lease transactions occurring after May 15, 2002 and all other provisions of the statement were effective for financial statements issued on or after May 15, 2002. Adoption of this standard did not have any impact on the Company's financial statements.

In June 2002, Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" was issued, effective for such activities initiated after December 31, 2002. The statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and establishes that fair value is the objective for initial measurement of the liability. The Company does not expect the adoption of SFAS No. 146 to have a material effect on its financial statements.

In December 2002, Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" was issued. SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," and provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. SFAS No. 148 also amends the disclosure requirements of SFAS No. 123 to require more prominent and frequent disclosures in financial statements about the effects of stock-based compensation. The Company will adopt the disclosure provisions of SFAS No. 148 beginning in 2003 and therefore does not expect the statement to have any impact on its financial position or results of operations.

In November 2002, FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including indirect Guarantees of Indebtedness of Others," was issued. FIN 45 elaborates on the financial statement disclosures to be made by a guarantor about its obligations under certain guarantees. It also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in the interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002 and the Company has included such disclosures in Note 11 to the consolidated financial statements. The Company does not expect adoption of the liability recognition provisions to have a material impact on its financial position or results of operations.

In January 2003, FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," was issued. This interpretation provides guidance on how to identify a variable interest entity (VIE) and determine when the assets, liabilities, noncontrolling interests, and results of operations of a VIE need to be included in a company's consolidated financial statements. A company that holds variable interests in an entity must consolidate the entity if the company's interest in the VIE is such that the company will absorb a majority of the VIE's expected losses and/or receive a majority of the entity's expected residual returns, if they occur. FIN 46 also requires additional disclosures by primary beneficiaries and other significant variable interest holders. The provisions of this interpretation apply immediately to VIE's created after January 31, 2003. For VIE's created prior to February 1, 2003, the Company must apply FIN 46 to financial statements for periods beginning July 1, 2003. The Company has certain synthetic lease agreements that may be affected by the provisions of FIN 46, but the Company does not expect this interpretation to have a material impact on its financial position or results of operations.

Forward-Looking Statements and Risks

This Management's Discussion and Analysis of Financial Condition and Results of Operations contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended, including, without limitation, statements containing the words "believes," "expects," "anticipates," "estimates" and words of similar import. Such forward-looking statements relate to expectations for future financial performance, which involve known and unknown risks, uncertainties and other factors. Such factors include, but are not limited to: changes in economic and business conditions in the world; increased competitive activity; consolidation within and among both competitors, suppliers and customers; unexpected changes in the replacement tire market; the Company's inability to attract as many new franchisees or open as many company-operated retail outlets as planned; changes in the Company's ability to identify and acquire additional companies in the replacement tire industry and the failure to achieve synergies or savings anticipated in such acquisitions; fluctuations in tire prices charged by manufacturers, including fluctuations due to changes in raw material and energy prices; product shortages and supply disruptions; changes in interest and foreign exchange rates; the cyclical nature of the automotive industry and the loss of a major customer or program. It is not possible to foresee or identify all such factors. Any forward-looking statements in this report are based on certain assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. Such statements are not a guarantee of future performance and actual results or developments may differ materially from those projected.

Quarterly Financial Information

(Unaudited)

(in thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2002				
Net sales	**$249,704**	**$286,718**	**$295,455**	**$277,786**
Gross profit	**66,222**	**75,930**	**79,349**	**80,342**
Net income	**4,807**	**6,815**	**7,646**	**8,114**
Earnings per share—				
Basic	**0.23**	**0.32**	**0.36**	**0.38**
Diluted	**0.22**	**0.31**	**0.35**	**0.37**
2001				
Net sales	227,193	255,486	278,875	247,724
Gross profit	61,728	66,924	70,163	66,162
Net income	3,830	5,525	5,995	5,660
Earnings per share—				
Basic	0.18	0.26	0.29	0.27
Diluted	0.18	0.26	0.28	0.26

Report of Independent Auditors

To the Board of Directors and Stockholders of
TBC Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of TBC Corporation and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the Company adopted FASB Statement No. 142, "Goodwill and Other Intangible Assets," during 2002.

PricewaterhouseCoopers LLP

Memphis, Tennessee
February 7, 2003

Consolidated Balance Sheets

(In thousands)	December 31, 2002	2001
Assets		
Current Assets:		
Cash and cash equivalents	**$ 2,319**	$ 2,298
Accounts and notes receivable, less allowance for doubtful accounts of $8,701 in 2002 and $7,737 in 2001:		
Related parties	**16,507**	17,173
Other	**103,201**	95,848
Total accounts and notes receivable	**119,708**	113,021
Inventories	**170,867**	172,431
Refundable federal and state income taxes	**—**	2,349
Deferred income taxes	**12,364**	11,501
Other current assets	**12,515**	16,999
Total current assets	**317,773**	318,599
Property, Plant and Equipment, at Cost:		
Land and improvements	**6,068**	5,032
Buildings and leasehold improvements	**28,795**	22,948
Furniture and equipment	**64,052**	52,591
	98,915	80,571
Less accumulated depreciation	**42,993**	33,650
Total property, plant and equipment	**55,922**	46,921
Trademarks, Net	**15,824**	15,824
Goodwill, Net	**58,381**	51,291
Other Assets	**25,971**	30,325
Total Assets	**$473,871**	$462,960
Liabilities and Stockholders' Equity		
Current Liabilities:		
Outstanding checks, net	**$ 4,209**	$ 5,916
Notes payable to banks	**35,000**	34,200
Current portion of long-term debt and capital lease obligations	**18,500**	16,533
Accounts payable, trade	**45,200**	53,227
Federal and state income taxes payable	**767**	—
Other current liabilities	**47,481**	41,516
Total current liabilities	**151,157**	151,392
Long-Term Debt and Capital Lease Obligations, Less Current Portion	**79,700**	101,000
Noncurrent Liabilities	**14,243**	11,721
Deferred Income Taxes	**5,651**	4,528
Stockholders' Equity:		
Common stock, $.10 par value, shares issued and outstanding—21,292 in 2002 and 21,003 in 2001	**2,129**	2,100
Additional paid-in capital	**16,687**	11,783
Other comprehensive income (loss)	**(1,281)**	(713)
Retained earnings	**205,585**	181,149
Total stockholders' equity	**223,120**	194,319
Total Liabilities and Stockholders' Equity	**$473,871**	$462,960

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Income

(In thousands, except per share amounts)	Years ended December 31, 2002	2001	2000
Net Sales*	$1,109,663	$1,009,278	$902,740
Cost of Sales	807,820	744,301	704,493
Gross Profit	301,843	264,977	198,247
Expenses:			
Distribution expenses	53,136	50,694	49,144
Selling, administrative and retail store expenses	198,775	171,099	109,130
Interest expense—net	8,703	11,188	11,391
Other (income) expense—net	(2,411)	(2,968)	(2,465)
Total expenses	258,203	230,013	167,200
Income Before Income Taxes	43,640	34,964	31,047
Provision for Income Taxes	16,258	13,954	12,323
Net Income	$ 27,382	$ 21,010	$ 18,724
Earnings Per Share—			
Basic	$ 1.29	$ 1.00	$ .88
Diluted	$ 1.25	$ .98	$ .88

*Including sales to related parties of $100,406, $92,813 and $86,961 in the years ended December 31, 2002, 2001 and 2000, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(In thousands)	Common Stock Number of Shares	Common Stock Amount	Additional Paid-In Capital	Other Comprehensive Income (Loss)	Retained Earnings	Total
	Years ended December 31, 2000, 2001 and 2002					
Balance, January 1, 2000	21,182	$2,118	$ 9,639	$ —	$144,625	$156,382
Net income for 2000					18,724	18,724
Issuance of common stock under stock option and incentive plans, net	47	5	255	—	—	260
Repurchase and retirement of common stock	(290)	(29)	(134)	—	(1,151)	(1,314)
Balance, December 31, 2000	20,939	2,094	9,760	—	162,198	174,052
Net income for 2001					21,010	21,010
Issuance of common stock under stock option and incentive plans, net	269	27	1,825	—	—	1,852
Repurchase and retirement of common stock	(205)	(21)	(103)	—	(2,059)	(2,183)
Tax benefit from exercise of stock options	—	—	301	—	—	301
Other comprehensive loss associated with interest rate swap agreements, net of tax	—	—	—	(713)	—	(713)
Balance, December 31, 2001	21,003	2,100	11,783	(713)	181,149	194,319
Net income for 2002					**27,382**	**27,382**
Issuance of common stock under stock option and incentive plans, net	**519**	**52**	**4,084**	**—**	**—**	**4,136**
Repurchase and retirement of common stock	**(230)**	**(23)**	**(139)**	**—**	**(2,946)**	**(3,108)**
Tax benefit from exercise of stock options	**—**	**—**	**959**	**—**	**—**	**959**
Change in other comprehensive loss associated with interest rate swap agreements, net of tax	**—**	**—**	**—**	**(177)**	**—**	**(177)**
Minimum pension liability adjustment, net of tax	**—**	**—**	**—**	**(391)**	**—**	**(391)**
Balance, December 31, 2002	**21,292**	**$2,129**	**$16,687**	**$(1,281)**	**$205,585**	**$223,120**

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands)	Years ended December 31, 2002	2001	2000
Operating Activities:			
Net income	**$ 27,382**	$ 21,010	$ 18,724
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**12,665**	11,192	9,036
Amortization of intangible assets	**24**	2,801	1,982
Amortization of other comprehensive income	**83**	226	—
Provision for doubtful accounts and notes	**2,861**	2,607	1,468
(Gain) on sale of fixed assets	**(14)**	(485)	(109)
Deferred income taxes	**169**	(810)	687
Equity in (earnings) loss from joint ventures	**24**	(364)	(462)
Changes in operating assets and liabilities, net of effects of assets and liabilities acquired:			
Receivables	**(7,329)**	(614)	(17,647)
Inventories	**3,338**	(4,098)	(903)
Other current assets	**(426)**	(7,762)	7,220
Other assets	**2,320**	(946)	(296)
Accounts payable, trade	**(8,027)**	(21,447)	11,149
Federal and state income taxes refundable or payable	**4,488**	1,051	352
Other current liabilities	**5,301**	(1,168)	(1,972)
Noncurrent liabilities	**2,564**	1,260	(405)
Net cash provided by operating activities	**45,423**	2,453	28,824
Investing Activities:			
Purchase of property, plant and equipment	**(15,155)**	(12,051)	(11,320)
Acquisition of Tire Kingdom, Inc., net of cash acquired	**—**	—	(43,471)
Purchase of net assets of retail tire stores, net of cash acquired	**(11,154)**	(3,644)	(3,861)
Investments in joint ventures and other entities, net of distributions received	**466**	(4,932)	237
Net proceeds from asset dispositions	**1,022**	10,808	4,948
Other	**—**	114	—
Net cash used in investing activities	**(24,821)**	(9,705)	(53,467)
Financing Activities:			
Net bank borrowings under short-term borrowing arrangements	**800**	22,207	28,231
Increase (decrease) in outstanding checks, net	**(1,707)**	(4,121)	4,867
Proceeds from long-term debt	**—**	4,000	—
Payments on long-term debt and capital lease obligations	**(20,533)**	(13,855)	(6,733)
Issuance of common stock under stock option and incentive plans	**3,967**	1,821	—
Repurchase and retirement of common stock	**(3,108)**	(2,183)	(1,314)
Net cash provided by (used in) financing activities	**(20,581)**	7,869	25,051
Increase in cash and cash equivalents	**21**	617	408
Cash and cash equivalents:			
Balance—Beginning of year	**2,298**	1,681	1,273
Balance—End of year	**$ 2,319**	$ 2,298	$ 1,681

Consolidated Statements of Cash Flows (continued)

(In thousands)	Years ended December 31, 2002	2001	2000
Supplemental Disclosures of Cash Flow Information:			
Cash paid for—Interest	**$ 8,589**	$11,578	$ 11,417
—Income Taxes	**11,601**	13,713	11,284
Supplemental Disclosure of Non-Cash Financing Activity:			
Tax benefit from exercise of stock options	**$ 959**	$ 301	$ —
Issuance of restricted stock under stock incentive plan, net of shares received for tax withholding	**169**	31	260
Conversion of capital lease obligations	**—**	91	—
Refinancing of short-term borrowings to long-term debt	**—**	—	80,000
Supplemental Disclosure of Non-Cash Investing and Financing Activities:			
In 2002, the Company purchased the net assets of certain retail tire stores at a combined cash purchase price of $11,154. The transaction was accounted for under the purchase method, as follows:			
Estimated fair value of assets acquired	**$ 4,166**		
Goodwill	**7,090**		
Cash paid, net of cash acquired	**(11,154)**		
Liabilities assumed	**$ 102**		
In 2001, the Company purchased the net assets of certain retail tire stores at a combined cash purchase price of $3,644. The transactions were accounted for under the purchase method, as follows:			
Estimated fair value of assets acquired		$ 708	
Goodwill		2,936	
Cash paid, net of cash acquired		(3,644)	
Liabilities assumed		$ —	
Effective June 1, 2000, the Company completed the acquisition of Tire Kingdom, Inc. for a total purchase price of $45,000, less certain adjustments and plus applicable closing costs. The acquisition was accounted for under the purchase method, as follows:			
Estimated fair value of assets acquired			$ 61,881
Goodwill			31,224
Cash paid, net of cash acquired			(43,471)
Liabilities assumed			$ 49,634
In 2000, the Company purchased the net assets of certain retail tire stores at a combined cash purchase price of $3,863. The transactions were accounted for under the purchase method, as follows:			
Estimated fair value of assets acquired			$ 1,928
Goodwill			2,980
Cash paid, net of cash acquired			(3,861)
Liabilities assumed			$ 1,047

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

1. Nature of Business and Significant Accounting Policies

Operations

The Company is principally engaged in the marketing and distribution of tires in the automotive replacement market, through both wholesale and retail channels. The Company's wholesale customers include retailers and other wholesalers, primarily in the United States, Canada and Mexico. Through Tire Kingdom, Inc., acquired in June 2000, the Company operates retail tire and automotive service centers primarily in the southeastern United States. Through its subsidiary Big O Tires, Inc., the Company also acts as a franchisor of independent retail tire and automotive service stores located primarily in the western and midwestern United States.

Significant Accounting Policies

Principles of consolidation—The accompanying financial statements include the accounts of TBC Corporation and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

Accounting estimates—The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of such financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as certain financial statement disclosures. Actual results could differ from those estimates.

Equity investments—The Company has invested in certain tire distributors and independent tire dealers. The investments in these 50% or less-owned entities are accounted for using the equity method and are included in other assets on the balance sheets. The carrying value of such equity investments totaled $13,982,000 and $14,803,000 at December 31, 2002 and 2001, respectively.

Cash equivalents—Cash equivalents consist of short-term, highly liquid investments which are readily convertible into cash.

Inventories—Inventories, consisting of tires and other automotive products held for resale, are valued at the lower of cost or market. Certain inventories are valued using the last in-first out method and the current costs of those inventories exceeded the LIFO value by $1,389,000 and $2,950,000 at December 31, 2002 and 2001, respectively.

Concentrations of credit risk—The Company performs ongoing credit evaluations of its franchisees and wholesale customers and typically requires some form of security, including collateral, guarantees or other documentation. The Company maintains allowances for potential credit losses. The Company maintains cash balances with financial institutions with high credit ratings. The Company has not experienced any losses with respect to bank balances in excess of government-provided insurance.

Property, plant and equipment—Depreciation is computed principally using the straight-line method, over estimated lives of 3–15 years for furniture and equipment and 20–40 years for buildings and leasehold improvements. Amounts expended for maintenance and repairs are charged to operations, and expenditures for major renewals and betterments are capitalized. When property, plant and equipment is retired or otherwise disposed of, the related gain or loss is included in the results of operations.

Acquisitions—The Company accounts for asset and business acquisitions using the purchase method, under the provisions of Statement of Financial Accounting Standards No. 141, "Business Combinations." Assets acquired and liabilities assumed are recorded at their fair value on the date of purchase. Purchase cost in excess of the fair value of the net assets acquired is allocated to identifiable intangibles, to the extent of their fair value. Any remaining excess cost is allocated to goodwill.

Goodwill, trademarks and other intangible assets—Goodwill represents the excess of cost over the fair value of identifiable net assets acquired. Goodwill was recorded as a result of the Company's acquisition of Tire Kingdom in June 2000, as well as the purchase of the net assets of retail tire stores during 2002, 2001 and 2000. Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142). Under SFAS No. 142, goodwill and other indefinite-lived intangible assets are no longer amortized but are tested for impairment, with charges being recorded only if impairment is found to exist. SFAS No. 142 requires the fair values of these intangible assets to be assigned to the Company's "reporting units" and tested accordingly, with a reporting unit being defined as an operating segment or one level below a segment if discrete financial information is prepared and reviewed regularly by management. No impairment to the recorded value of Company's indefinite-lived assets was found to exist as a result of the required testing.

Expenses for the years ended December 31, 2001 and 2000 included amortization of goodwill and trademarks of $2,755,000 and $1,913,000 respectively. If SFAS No. 142 had been in effect during 2001 and amortization had not been recorded, net income would have been approximately $2,480,000 greater than the reported total of $21,010,000 and diluted earnings per share would have been approximately $1.10 compared to the reported total of $0.98. For 2000, net income would have been approximately $1,720,000 greater than the reported total of $18,724,000 and diluted earnings per share would have been approximately $0.96 compared to the reported total of $0.88, had SFAS No. 142 been in effect.

Long-lived assets—The Company periodically reviews the recoverability of intangible and other long-lived assets. If facts or circumstances support the possibility of impairment, the Company will prepare a projection of the undiscounted future cash flows of the specific assets and determine if the assigned value is recoverable or if an adjustment to the carrying value of the assets is necessary. The Company does not believe that there were any facts or circumstances which indicated an impairment of recorded assets as of December 31, 2002 or 2001.

Revenue recognition—Sales are recognized upon shipment of products. Estimated costs of returns, allowances and customer rebates are accrued at the time products are shipped.

Franchise fees—Each Big O franchisee is required to pay an initial franchise fee as well as monthly royalty fees of 2% of gross sales. Initial franchise fees are deferred and recognized when all material services or conditions relating to the sale or transfer of the franchise have been substantially completed. Included in net sales in 2002, 2001 and 2000 were franchise and royalty fees of $12,412,000, $11,619,000 and $10,362,000, respectively.

Warranty costs—The costs of anticipated adjustments for workmanship and materials that are the responsibility of the Company are estimated and charged against earnings currently. Reserves for future warranty claims and service of $10,997,000 and $8,762,000 were included in liabilities in the balance sheets at December 31, 2002 and 2001, respectively.

Interest on early payments to suppliers for product—Interest income associated with early payments to suppliers for product is recorded as a reduction to cost of sales in the statements of income. This interest income represented 1.0% of net sales during 2002 and 1.2% in both 2001 and 2000.

Earnings per share—Earnings per share have been calculated according to Statement of Financial Accounting Standards No. 128, "Earnings per share." Basic earnings per share have been computed by dividing net income by the weighted average number of shares of common stock outstanding. Diluted earnings per share have been computed by dividing net income by the weighted average number of common shares and equivalents outstanding. Common share equivalents represent shares issuable upon assumed exercise of stock options. Average common shares and equivalents outstanding were as follows (in thousands):

	2002	2001	2000
Weighted average common shares outstanding	**21,191**	20,984	21,191
Common share equivalents	**775**	402	—
Weighted average common shares and equivalents outstanding	**21,966**	21,386	21,191

Recent Accounting Pronouncements

In June 2001, Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" was issued, effective for financial statements for fiscal years beginning after June 15, 2002. SFAS 143 requires entities to establish liabilities for legal obligations associated with the retirement of tangible long-lived assets. The Company will adopt this statement in 2003 as required, but does not expect it to have a material impact on its financial statements.

In October 2001, Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" was issued, effective for years beginning after December 15, 2001. SFAS No. 144 superseded SFAS 121 and addresses financial accounting and reporting for long-lived assets to be held and used, and of long-lived assets and components of an entity to be disposed of. The Company adopted this statement on January 1, 2002, as required, and it did not have a material effect on its financial statements.

In April 2002, Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." was issued. SFAS No. 145 rescinded three previously-issued statements and amended SFAS No. 13, "Accounting for Leases." The statement provides reporting standards for debt extinguishments and provides accounting standards for certain lease modifications that have economic effects similar to sale-leaseback transactions. The statement was effective for certain lease transactions occurring after May 15, 2002 and all other provisions of the statement were effective for financial statements issued on or after May 15, 2002. Adoption of this standard did not have any impact on the Company's financial statements.

In June 2002, Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" was issued, effective for such activities initiated after December 31, 2002. The statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and establishes that fair value is the objective for initial measurement of the liability. The Company does not expect the adoption of SFAS No. 146 to have a material effect on its financial statements.

In December 2002, Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" was issued. SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," and provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. SFAS No. 148 also amends the disclosure requirements of SFAS No. 123 to require more prominent and frequent disclosures in financial statements about the effects of stock-based compensation. The Company will adopt the disclosure provisions of SFAS No. 148 beginning in 2003 and therefore does not expect the statement to have any impact on its financial position or results of operations.

Notes to Consolidated Financial Statements (continued)

In November 2002, FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including indirect Guarantees of Indebtedness of Others," was issued. FIN 45 elaborates on the financial statement disclosures to be made by a guarantor about its obligations under certain guarantees. It also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in the interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002 and the Company has included such disclosures in Note 11 to the consolidated financial statements. The Company does not expect adoption of the liability recognition provisions to have a material impact on its financial position or results of operations.

In January 2003, FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," was issued. This interpretation provides guidance on how to identify a variable interest entity (VIE) and determine when the assets, liabilities, noncontrolling interests, and results of operations of a VIE need to be included in a company's consolidated financial statements. A company that holds variable interests in an entity must consolidate the entity if the company's interest in the VIE is such that the company will absorb a majority of the VIE's expected losses and/or receive a majority of the entity's expected residual returns, if they occur. FIN 46 also requires additional disclosures by primary beneficiaries and other significant variable interest holders. The provisions of this interpretation apply immediately to VIE's created after January 31, 2003. For VIE's created prior to February 1, 2003, the Company must apply FIN 46 to financial statements for periods beginning July 1, 2003. The Company has certain synthetic lease agreements that may be affected by the provisions of FIN 46, but the Company does not expect this interpretation to have a material impact on its financial position or results of operations.

2. Transactions with Related Parties and Major Customers

The Company's operations are managed through its Board of Directors, members of which owned or are affiliated with companies which owned approximately 8% of the Company's common stock at December 31, 2002. Sales to a distributor represented on the Board, including affiliates of that distributor, accounted for approximately 4% of the Company's net sales during 2002, 5% during 2001 and 6% in 2000. One major customer, unaffiliated with the board of directors or the Company, accounted for approximately 5% of net sales in 2002, 4% of net sales in 2001, and 7% in 2000. Sales to joint ventures and entities in which the Company has an ownership interest accounted for approximately 5% of the Company's net sales during 2002, 4% in 2001 and 3% in 2000. Accounts receivable resulting from transactions with related parties are presented separately in the balance sheets.

3. Acquisition of Tire Kingdom, Inc. in June 2000

On June 5, 2000, the Company acquired Tire Kingdom, Inc. ("Tire Kingdom"), which was a privately-owned company operating retail tire centers in the southeastern United States. The acquisition, which was effective June 1, 2000 and accounted for as a purchase, was made with cash, for a total purchase price of $45,000,000 less certain adjustments. The Company's consolidated financial statements include the operating results of Tire Kingdom since June 1, 2000.

The following unaudited pro forma results for 2000 (adjusted for items such as interest on required borrowings, estimated amortization of goodwill, improved purchasing leverage with suppliers, and anticipated operating synergies) were prepared as if the companies had been combined prior to 2000. Such pro forma results, which exclude an after-tax charge of $767,000, or $0.04 per share, in 2000 related to certain management restructuring, do not purport to present what actual results of operations would have been or to project results for any future period. On a pro forma basis, net sales were $998,402,000, net income was $19,316,000 and earnings per share were $.91 for the year ended December 31, 2000.

4. Notes Payable to Banks and Long-Term Debt

The Company has borrowing agreements with a group of 11 banks, which include an $80 million, three-year revolving loan facility and a five-year term loan facility. Interest under both of the facilities is at the eurodollar or federal funds rate plus a variable rate between 1.75% and 3.0% dependent on the Company's leverage ratio. The bank credit facilities are collateralized by substantially all of the Company's assets and contain certain cross-default provisions in conjunction with the long-term Senior Notes described below. The credit facilities require the payment of certain commitment and administrative fees and contain certain financial covenants dealing with, among other things, the Company's net worth, total liabilities, funded indebtedness, leverage, fixed charge coverage ratio, accounts receivable and inventories. The credit facilities also include certain restrictions which affect the Company's ability to incur additional debt, acquire other companies, make certain investments, repurchase its own common stock, sell or place liens upon assets, provide guarantees and pay dividends. The Company was in compliance with all of its borrowing covenants as of December 31, 2002 and for the year then ended. A total of $35,000,000 was borrowed under the bank revolving loan facility and $63,000,000 was borrowed under the bank term loan facility at December 31, 2002. The weighted average interest rate on short-term borrowings at December 31, 2002 and 2001 was 4.03% and 4.60%, respectively.

In addition to bank loan facilities, the Company has borrowings under Senior Notes, which are collateralized by substantially all of the Company's assets and incorporate all of the financial covenants and restrictions contained in the bank credit facilities noted above. Principal payments under the Senior Notes are required to be made semi-annually and interest is payable quarterly.

Long-term debt and capital lease obligations on the balance sheet are summarized as follows (in thousands):

	December 31,	
	2002	2001
8.30% Series A Senior Note, due through 2003	**$ 6,500**	$ 13,000
8.62% Series B Senior Note, due from 2004 through 2005	**11,000**	11,000
8.81% Series C Senior Note, due from 2006 through 2008	**16,500**	16,500
Variable-Rate Term Loan Payable to Banks, due from 2003 through 2006	**63,000**	73,000
Note Payable to Supplier, due in 2005	**—**	4,000
Capital lease obligations	**1,200**	33
	98,200	117,533
Less current portion	**18,500**	16,533
	$79,700	$101,000

Maturities of long-term debt and capital lease obligations are as follows: $18,500,000 due in 2003, $21,700,000 in 2004, $17,500,000 in 2005, $29,500,000 in 2006 $5,500,000 in 2007 and $5,500,000 in 2008.

The current revolving loan facility is scheduled to expire in January 2004. The Company began discussions with lenders in early 2003 to restructure its borrowing agreements, to provide financial resources to help meet the Company's capital needs as it plans for continued future growth.

5. Interest Rate Swap Agreements

The Company has certain interest-rate swap agreements which are hedge instruments accounted for under Statement of Financial Accounting Standards No. 133, adopted by the Company on January 1, 2001. SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, requires the recognition of all derivative instruments on the balance sheet at fair value. The Company's interest-rate swap agreements expire over periods of five years or less and are cash-flow hedges since they are used to convert a portion of the Company's variable-rate bank debt to fixed rates and thereby minimize earnings fluctuations caused by interest rate volatility. Changes in the fair value of interest-rate swaps are recorded in other comprehensive income, until earnings are affected by the variability of actual cash flows. As of December 31, 2002, deferred losses on interest-rate swaps, net of deferred taxes, totaled $890,000 and were included in other comprehensive income (loss) on the balance sheet. At the end of 2002, interest expense of approximately $1,043,000 was expected to be recorded within the next twelve months, in conjunction with the realization of assumed interest rates. For the year ended December 31, 2001, amounts included in the statement of income associated with the adoption and provisions of SFAS No. 133 were not material.

6. Operating Leases

The Company's commitments under operating leases relate substantially to distribution facilities and retail store locations. In addition to rental payments, the Company is obligated in some instances to pay real estate taxes, insurance and certain maintenance costs.

The Company, through its Big O subsidiary, also has agreements with a bank and a third party which provide financing for the development and leasing of retail stores. Under the financing program, the third party entity leases the properties to the Company at a variable rate for an initial period of up to five years, renewable for a total period up to 15 years. At any time during the lease term, the Company has the option to purchase individual sites subject to certain limitations and at the end of the term may purchase all sites, request a five-year extension or terminate the lease. The Company has guaranteed that the residual value of the property at the end of the original lease term will be no less than 85% of the remaining balance financed. The Company accounts for such leases as operating leases and subleases the sites to Big O franchisees subject to the terms and conditions of the agreements. As of December 31, 2002, $8,758,000 had been financed under the program, representing ten properties, nine of which had been sublet to Big O franchisees. Properties can no longer be added to this program.

Rental expense of $35,623,000, $29,441,000 and $17,816,000 was charged to operations in 2002, 2001 and 2000, respectively, after deducting sublease income of $4,429,000 in 2002, $3,459,000 in 2001 and $3,079,000 in 2000. Minimum noncancelable lease commitments, principally for real property, were as follows at December 31, 2002 (in thousands):

Year	Amount
2003	$ 48,462
2004	36,770
2005	34,147
2006	32,215
2007	28,416
Thereafter	163,896
	343,906
Less sublease income	(26,767)
	$317,139

7. Income Taxes

The Company records income taxes using the liability method prescribed by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Income taxes provided for the years ended December 31, 2002, 2001 and 2000 were as follows (in thousands):

	2002	2001	2000
Current:			
Federal	**$15,440**	$12,539	$10,075
State	**649**	2,225	1,561
	16,089	14,764	11,636
Deferred	**169**	(810)	687
	$16,258	$13,954	$12,323

The provision for deferred income taxes represents the change in the Company's net deferred income tax asset or liability during the year, excluding deferred taxes related to other comprehensive income or loss and including the effect of any tax rate changes. Deferred income taxes arise from temporary differences between the tax basis of the Company's assets and liabilities and their reported amounts in the financial statements. Deferred income tax assets of $8,003,000 were recorded in connection with the acquisition of Tire Kingdom in June 2000.

The net deferred income tax asset in the financial statements at December 31, 2002 included $3,285,000 related to the allowance for doubtful accounts and notes, $2,841,000 for insurance-related accruals, and $3,982,000 for warranty-related reserves. At December 31, 2001, the net deferred income tax asset included $2,997,000 related to the allowance for doubtful accounts and notes, $2,409,000 for insurance-related accruals, and $3,247,000 for warranty-related reserves. The net deferred income tax liability at December 31, 2002 included $6,261,000 related to trademarks and intangible assets and $3,017,000 for depreciation differences, partially offset by a noncurrent deferred tax asset of $2,460,000 associated with lease accruals and sale/leaseback arrangements and $582,000 related to other comprehensive income or loss. At December 31, 2001, the net deferred income tax liability included $5,535,000 related to trademarks and intangible assets and $2,377,000 for depreciation differences, partially offset by a noncurrent deferred tax asset of $2,186,000 associated with lease accruals and sale/leaseback arrangements, $521,000 for deferred revenues and $440,000 related to other comprehensive income or loss.

The difference between the Company's effective income tax rate and the statutory U. S. Federal income tax rate is reconciled as follows:

	2002	2001	2000
Statutory U.S. Federal rate	**35.0%**	35.0%	35.0%
State income taxes	**2.2**	4.1	3.6
Other	**.1**	.8	1.1
Effective tax rate	**37.3%**	39.9%	39.7%

8. Retirement Plans

The Company maintains employee savings plans under Section 401(k) of the Internal Revenue Code. Contributions by the Company to the 401(k) plans include those based on a specified percentage of employee contributions, as well as discretionary contributions. Expenses recorded for the Company's contributions totaled $1,807,000 in 2002, $1,274,000 in 2001 and $1,394,000 in 2000.

The Company has a defined benefit pension plan which covered less than 100 of its employees at the end of 2002. The benefits are based on years of service and the employee's final compensation. The plan is funded by contributions by the Company, not to exceed the maximum amount that can be deducted for federal income tax purposes. The plan was amended as of December 31, 2001 to freeze accrued participant benefits by providing that years of service and compensation after that date shall not be taken into account in the calculation of plan benefits. Although no decision has been made to terminate the plan, it may be terminated at some point in the future (in accordance with the requirements of ERISA and the Pension Benefit Guaranty Corporation). The Company wrote off the remaining balance of its prepaid pension asset during 2001 and recorded an expense of $720,000. In 2002, the Company recorded a minimum pension liability adjustment of $624,000 as required by Statement of Financial Accounting Standards No. 87. The adjustment, which represented the excess of the accumulated benefit obligation over the underlying plan assets, was reflected in other comprehensive income or loss on the balance sheet, net of deferred income taxes of $233,000.

The table which follows sets forth the defined benefit pension plan's changes in projected benefit obligations for service rendered to date, changes in the fair value of plan assets, the funded status and amounts recognized in the Company's balance sheets (in thousands):

	2002	2001
Actuarial present value of projected benefit obligations, at beginning of year	**$(5,867)**	$(5,982)
Service cost	**—**	(250)
Interest cost	**(383)**	(422)
Actuarial gain (loss)	**(61)**	(1,063)
Settlement gain	**318**	—
Benefits paid	**86**	1,060
Expenses paid	**89**	74
Writeoff of prepaid pension asset	**—**	720
Amendments and other	**(76)**	(4)
Actuarial present value of projected benefit obligations, at end of year	**(5,894)**	(5,867)
Fair value of plan assets, at beginning of year	**5,867**	7,155
Return on plan assets	**(107)**	(275)
Benefits and expenses paid	**(175)**	(1,134)
Settlements and other	**(401)**	121
Fair value of plan assets, at end of year	**5,184**	5,867
Funded Status—plan assets under projected benefit obligation, at end of year	**(710)**	—
Unrecognized net loss from experience different from that assumed	**548**	—
Unrecognized prior service cost	**76**	—
Minimum pension liability adjustment	**(624)**	—
Accrued benefit liability, at end of year	**$ (710)**	$ —

The net expense for the defined benefit plan for 2002, 2001 and 2000 was comprised of the following (in thousands):

	2002	2001	2000
Interest cost	**$ 383**	$ 422	$ 427
Service cost	**—**	250	291
Expected return on plan assets	**(340)**	(647)	(990)
Net amortization, deferral and settlement charges	**43**	5	322
Writeoff of prepaid pension asset	**—**	720	—
	$ 86	$ 750	$ 50

The discount rates used in determining the actuarial present values of benefit obligations for the defined benefit plan were 6.50% in 2002 and 5.48% in 2001. Estimated increases in future compensation levels were not applicable due to the plan amendment freezing participant benefits. The expected long-term rate of return on assets was 6% in 2002 and 10% in 2001. Actuarial present values of accumulated benefit obligations were $5,894,000 at December 31, 2002 and $5,867,000 at December 31, 2001.

The Company also has unfunded supplemental retirement plans for certain of its key executives, to provide benefits in excess of amounts permitted to be paid by its other retirement plans under current tax law. The 2002 expense for supplemental retirement benefits was $387,000 and the 2001 expense totaled $215,000. The 2000 expense was $1,134,000 and included settlement charges of $665,000. At December 31, 2002, the projected benefit obligation, computed using a 6.5% discount rate and 5% expected increase in future compensation, was $1,755,000. The accumulated benefit obligation, which was reflected as a noncurrent liability at December 31, 2002, totaled $1,090,000.

9. Stockholders' Equity

The Company is authorized to issue 50,000,000 shares of $.10 par value common stock. In addition, 2,500,000 shares of $.10 par value preferred stock are authorized, none of which were outstanding at December 31, 2002 or 2001.

The Company has a Stockholder Rights Plan whereby outstanding shares of the Company's common stock are accompanied by preferred stock purchase rights. The rights become exercisable ten days after a public announcement that a person or group has acquired 20% or more of the Company's common stock or any earlier date designated by the Board of Directors. Under defined circumstances, the rights allow TBC stockholders (other than the 20% acquiror) to purchase common stock in the Company at a price which may be substantially less than the market price. The rights expire on July 31, 2008 unless redeemed at an earlier date.

In 2002, 2001 and 2000, shares of the Company's common stock were repurchased and retired under authorizations made by the Board of Directors. As of December 31, 2002, the Company had unused authorizations from the Board for the repurchase of approximately 1,199,000 additional shares.

10. Stock Option and Incentive Plans

The Company has a 1989 stock incentive plan ("1989 Plan") and a 2000 stock option plan ("2000 Plan"). The plans provide for the grant of options to purchase shares of the Company's common stock to officers and other key employees upon terms and conditions determined by a committee of the Board of Directors. Options typically are granted at the fair market value of the stock on the date of grant, vest ratably over a three-year period and expire in ten years.

The committee is authorized under the 1989 Plan to grant performance awards and restricted stock awards to officers and other key employees. Additionally, the 1989 Plan provides for the annual grant of restricted stock with a market value of $5,000 ($10,000 in 2003 and thereafter) to each non-employee director of the Company. Each of these shares of restricted stock is accompanied by four options, which are only exercisable under certain conditions and the exercise of which results in the forfeiture of the associated share of restricted stock. The options expire in one-third increments as the associated restricted stock vests. Such tandem options are not included in the totals shown below for outstanding options. At December 31, 2002, 3,285,000 shares were reserved for issuance under the 1989 and 2000 Plans.

A summary of stock option activity during 2000, 2001 and 2002 is shown below:

	Option Shares	Option Price Range	Weighted Average Exercise Price
Outstanding at January 1, 2000			
(631,590 exercisable)	1,466,202	$ 5.72 – $ 12.13	$ 8.49
Granted in 2000	620,867	4.63 – 6.00	5.64
Exercised in 2000	—	— —	—
Forfeited in 2000	(195,077)	5.75 – 9.88	7.37
Outstanding at December 31, 2000			
(902,139 exercisable)	1,891,992	$ 4.63 – $ 12.13	$ 7.67
Granted in 2001	640,500	5.63 – 8.70	6.78
Exercised in 2001	(268,302)	5.72 – 9.75	6.91
Forfeited in 2001	(46,049)	4.63 – 9.75	6.40
Outstanding at December 31, 2001			
(1,113,628 exercisable)	2,218,141	$ 4.63 – $ 12.13	$ 7.53
Granted in 2002	**539,490**	**11.59 – 13.05**	**13.03**
Exercised in 2002	**(501,673)**	**4.69 – 12.13**	**7.86**
Forfeited in 2002	**(34,723)**	**4.69 – 13.05**	**9.62**
Outstanding at December 31, 2002			
(1,116,947 exercisable)	**2,221,235**	**$ 4.63 – $13.05**	**$ 8.76**

Additional information regarding stock options outstanding at December 31, 2002 is shown below:

	Outstanding Options			Exercisable Options	
Option Price Range	Option Shares	Weighted Average Exercise Price	Weighted Average Remaining Term	Option Shares	Weighted Average Exercise Price
$ 4.63–$ 7.00	863,581	$ 5.89	7.6 yrs.	408,099	$ 5.81
$ 7.01–$10.00	673,727	8.59	5.8 yrs.	546,320	8.61
$10.01–$13.05	683,927	12.55	7.7 yrs.	162,528	11.03
	2,221,235			1,116,947	

As of December 31, 2002, 496,157 of the outstanding options contained a "reload" feature. Options granted by the committee with a reload feature provide for the grant of a new option, called a "reload option," for a number of shares equal to the number of shares delivered by the optionee to pay the exercise price of the original option and to pay any tax withholding payments associated with the exercise of the original option.

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation expense has been recognized for the stock options granted in 2002, 2001 or 2000. Using fair value assumptions specified in SFAS No. 123, the weighted average per share value of options granted during 2002, 2001 and 2000 was $5.16, $2.81 and $2.42, respectively. Had compensation cost for such option grants been determined using such assumptions, the Company's net income on a pro forma basis would have been $26,192,000 in 2002, $20,169,000 in 2001 and $17,896,000 in 2000, compared to reported net income of $27,382,000 in 2002, $21,010,000 in 2001 and $18,724,000 in 2000. Pro forma earnings per share would have been $1.19, $0.94 and $0.84 in 2002, 2001 and 2000, respectively, rather than the reported totals of $1.25 in 2002, $0.98 in 2001 and $0.88 in 2000.

The fair value of each option granted in 2002, 2001 and 2000 was estimated on the date of grant using the Black-Scholes option-pricing model using the following weighted average assumptions: dividend yield of 0%; risk-free interest rates equal to zero-coupon governmental issues; and expected lives of 5.0 years in 2002 and 4.9 years in 2001 and 2000. The expected volatility percentages used for options granted were 36.3% in 2002, 37.7% for 2001 and 38.2% for 2000.

11. Financial Guarantees and Credit Risks

The Company's Big O Tires, Inc. subsidiary has provided certain financial guarantees associated with real estate leases and financing of its franchisees. Although the guarantees were issued in the normal course of business to meet the financing needs of its franchisees, they represent credit risk in excess of the amounts reported on the balance sheet as of December 31, 2002. The contractual amounts of the guarantees, which represent the Company's maximum exposure to credit loss in the event of non-performance by the franchisees, totaled $14,587,000 as of December 31, 2002, including $4,514,000 related to franchisee financing and $10,073,000 related to store and real estate leases.

Most of the guarantees related to franchisee financing and leases extend for more than five years and expire in decreasing amounts through 2009. The credit risk associated with these guarantees is essentially the same as that involved in extending loans to the franchisees. Big O evaluates each franchisee's creditworthiness and requires that sufficient collateral (primarily inventories and equipment) and security interests be obtained by the third party lenders or lessors, before the guarantees are issued. There are no cash requirements associated with the guarantees, except in the event that an actual financial loss is subsequently incurred due to non-performance by the franchisees.

12. Segment Information

The Company is principally engaged in the marketing and distribution of tires in the automotive replacement market and has two operating segments: retail and wholesale. The retail segment includes the franchised retail tire business conducted by Big O Tires, Inc., as well as the operation of retail tire and service centers by Tire Kingdom, which was acquired by the Company in June 2000. Both of these retail systems have similar marketing concepts, distribution methods and customers and are evaluated using similar operating measurements. The wholesale segment markets and distributes the Company's proprietary brands of tires, as well as other tires and related products, on a wholesale basis to distributors who resell to or operate independent tire dealers.

Accounting policies of both the retail and wholesale segments are the same as those described in the summary of significant accounting policies. The Company evaluates the performance of its two segments based on earnings before interest, taxes, depreciation, amortization and any special items (Operational EBITDA). Special items considered in the determination of Operational EBITDA included the $720,000 writeoff of a prepaid pension plan asset in 2001 and a $1,233,000 charge during 2000 for management restructuring. Net sales by the wholesale segment to the retail segment are eliminated in consolidation and totaled $164,899,000, $159,020,000 and $121,627,000 in 2002, 2001 and 2000 respectively. Such intersegment sales had no effect on the Operational EBITDA of the individual reporting segments.

Segment information for the three years ended December 31, 2002, 2001 and 2000 is as follows (in thousands):

	Retail	Wholesale	Total
Year ended December 31, 2002			
Total assets	**$238,678**	**$235,193**	**$ 473,871**
Operating results—			
Net sales to			
external customers	**511,925**	**597,738**	**1,109,663**
Operational EBITDA	**33,592**	**31,440**	**65,032**
Year ended December 31, 2001			
Total assets	$ 221,104	$ 241,856	$ 462,960
Operating results—			
Net sales to			
external customers	445,746	563,532	1,009,278
Operational EBITDA	32,810	28,055	60,865
Year ended December 31, 2000			
Total assets	$ 207,400	$ 244,167	$ 451,567
Operating results—			
Net sales to			
external customers	317,844	584,896	902,740
Operational EBITDA	24,602	30,087	54,689

13. Legal Proceedings

The Company is involved in various legal proceedings which are routine to the conduct of its business. The Company does not believe that any such routine litigation will have a material adverse effect on its consolidated financial position, results of operations or cash flows.

Directors and Corporate Officers

Directors

Marvin E. Bruce
Chairman
(Director since 1972)

George W. Bryan[2]
President and Chief Executive Officer,
Retired, of Sara Lee Foods
(Director since 2002)

Lawrence C. Day
President and Chief Executive Officer
(Director since 1998)

Robert H. Dunlap
Chairman of Dunlap & Kyle Co., Inc.,
wholesale automotive products
(Director since 1970)

Charles A. Ledsinger[1][2]
President and Chief Executive Officer
of Choice Hotels International, Inc.
(Director since 1996)

William J. McCarthy[2][3]
Executive Vice President,
Retired, of Ogilvy & Mather, advertising
(Director since 2000)

Richard A. McStay[1][2][3]
President, Retired, of
Southern Capital Advisors, Inc.
(Director since 1983)

Donald Ratajczak, Ph.D.[2]
Economist and Retired Director
of the Economic Forecasting Center
at Georgia State University
(Director since 2000)

Robert R. Schoeberl[1][3]
Executive Vice President, Retired,
of Montgomery Ward & Company
(Director since 1995)

Raymond E. Schultz[1]
Chairman and Chief Executive Officer,
Retired, of Promus Hotel Corporation
(Director since 1998)

Director Emeritus
Robert E. Carroll, Jr.
President, Retired, of Carroll's, Inc.

(1) Member of Compensation Committee
(2) Member of Audit Committee
(3) Member of Nominating Committee

Corporate Officers

Lawrence C. Day
President and Chief Executive Officer

Thomas W. Garvey
Executive Vice President and
Chief Financial Officer

John B. Adams
President of Big O Tires, Inc.

William J. Baker II
President of Carroll's, Inc.

Kenneth P. Dick
President of TBC Private Brands Division

Orland Wolford
President and Chief Executive Officer
of Tire Kingdom, Inc.

J. Glen Gravatt
Senior Vice President Purchasing

Larry D. Coley
Vice President, Corporate Controller
and Assistant Secretary

Andrew C. Dudash
Vice President Purchasing

Timothy J. Miller
Vice President and Treasurer

William M. Potts
Vice President Human Resources

Sharen S. Neuhardt
Secretary

Corporate Information

Corporate Address

4770 Hickory Hill Road
Post Office Box 18342
Memphis, Tennessee 38181-0342
(901) 363-8030

Registrar & Transfer Agent

EquiServe Trust Company, N.A.
150 Royall Street
Canton, Massachusetts 02021
Inquiries regarding stock transfers, lost certificates or address changes should be directed to EquiServe Trust Company at the above address.

Auditors

PricewaterhouseCoopers LLP
Memphis, Tennessee

Legal Counsel

Thompson Hine LLP
Dayton, Ohio

Form 10-K and Quarterly Reports/Investor Contact

The Form 10-K Annual Report of TBC Corporation, as filed with the Securities and Exchange Commission, is available without charge to stockholders upon written request. Stockholders may also obtain copies of the corporate news releases issued in conjunction with the Company's quarterly results. Requests for this material and other investor contacts should be directed to Thomas W. Garvey, Executive Vice President and Chief Financial Officer, at the corporate address.

Annual Meeting

TBC's annual meeting of stockholders will be held at 9:30 a.m., local time, on April 30, 2003 in Memphis, Tennessee. Stockholders of record as of March 10, 2003, will be entitled to vote at this meeting.

Website

TBC's internet website address is www.tbccorp.com.

Nasdaq Symbol

The Company's common stock is traded on The Nasdaq Stock Market (National Market) under the symbol TBCC.

Trade and Service Marks

Multi-Mile®, Cordovan®, Sigma®, Vanderbilt®, Big O®, Tire Kingdom®, Grand Prix®, Grand Am™, Grand Spirit®, Wild Spirit®, Wild Country®, Wild Trac®, Turbo-Tech®, Supreme™, Stampede®, Aqua Flow®, Power King®, Harvest King®, Big Foot®, Legacy®, Prestige®, Sun Valley® and TBC OnLine© are trade and service marks owned by TBC Corporation.

Market Prices and Dividend Information

The prices in the table below represent the high and low sales prices for TBC Corporation common stock as reported by the Nasdaq National Market. No cash dividends have been declared. As of December 31, 2002, TBC Corporation had approximately 3,500 stockholders based on the number of holders of record and an estimate of the number of individual participants represented by security position listings.

2002	High	Low
First Quarter	**$16.20**	**$10.46**
Second Quarter	**16.80**	**12.06**
Third Quarter	**16.00**	**9.46**
Fourth Quarter	**13.00**	**9.80**
For the Year	**16.80**	**9.46**

2001	High	Low
First Quarter	$ 7.38	$ 4.63
Second Quarter	9.75	5.54
Third Quarter	11.94	8.15
Fourth Quarter	13.50	8.53
For the Year	13.50	4.63

Designed by Curran & Connors, Inc. / www.curran-connors.com

TBC CORPORATION

4770 Hickory Hill Road
Post Office Box 18342
Memphis, TN 38181-0342
(901) 363-8030
www.tbccorp.com